UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the six months ended March: 31, 2002	Commission File Number: 0-30594

GT Group Telecom Inc.
(Name of Registrant)

Suite 700 — 20 Bay Street
Toronto, Ontario
Canada M5J 2N8
(416) 848-2000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [ X ]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Note

This Form 6-K Report is incorporated by reference into the Registration Statements on Form F-3 of GT Group Telecom Inc. (Registration Nos. 333-45378 and 333-58624).

GT Group Telecom Inc.

Interim Consolidated Financial Statements
For the Six Months Ended March 31, 2002 and 2001
(unaudited)
(thousands of Canadian dollars)

GT Group Telecom Inc.
Interim Consolidated Balance Sheets

(thousands of Canadian dollars)

	March 31	September 30,
	2002	2001

Assets	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$275,032	$349,220
Accounts receivable	50,266	53,023
Sales tax and other receivables	16,113	20,062
Prepaid expenses	8,466	7,849
Inventory	242	620

	350,119	430,774
Prepayments on property, plant and equipment	132,852	132,852
Property, plant and equipment	1,422,456	1,419,319
Goodwill and other assets	212,889	228,142

	$2,118,316	$2,211,087

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$112,257	$133,140
Unearned revenue	272	175
Current portion of long-term debt	21,666	22,295

	134,195	155,610
Long-term unearned revenue	2,482	1,159
Other long-term liabilities	11,600	—
Long-term debt	1,555,429	1,434,835
Deferred gain on hedging instruments	26,830	21,618

	1,730,536	1,613,222

Shareholders’ Equity
Share capital and other equity items	1,133,633	1,133,628
Deficit	(745,853)	(535,763)

	387,780	597,865

	$2,118,316	$2,211,087

Reconciliation to accounting principles generally accepted in the United States (note 7).
See accompanying notes to interim consolidated financial statements.

GT Group Telecom Inc.
Interim Consolidated Statements of Operations and Deficit

(unaudited)
(thousands of Canadian dollars, except for per share amounts)

	Three months ended		Six months ended
	March 31,		March 31,

	2002	2001	2002	2001

Revenue	$57,596	$48,526	$118,923	$88,450
Cost of sales and services	30,481	29,653	63,741	55,079

	27,115	18,873	55,182	33,371
Selling, general and administrative expenses	37,888	43,676	83,091	85,456

	(10,773)	(24,803)	(27,909)	(52,085)
Depreciation and amortization	30,178	27,745	60,701	51,130
Interest and financing charges	37,811	41,664	77,877	71,853
Restructuring charge (note 3b)	41,043	—	41,043	—

Loss before income taxes	(119,805)	(94,212)	(207,530)	(175,068)
Provision for income taxes	1,480	855	2,560	1,929

Loss for the period	(121,285)	(95,067)	(210,090)	(176,997)
Deficit – beginning of period	(624,568)	(234,664)	(535,763)	(152,734)

Deficit – end of period	$(745,853)	$(329,731)	$(745,853)	$(329,731)

Basic and diluted loss per share	$(0.87)	$(0.76)	$(1.51)	$(1.42)

Weighted average number of common shares outstanding (in thousands)	138,851	124,965	138,850	124,923

Reconciliation to accounting principles generally accepted in the United States (note 7).
See accompanying notes to these interim consolidated financial statements.

GT Group Telecom Inc.
Interim Consolidated Statements of Cash Flows

(unaudited)
(thousands of Canadian dollars)

	Three months ended		Six months ended
	March 31,		March 31,

	2002	2001	2002	2001

Cash provided by (used in)
Operating activities
Loss for the period	$(121,285)	$(95,067)	$(210,090)	$(176,997)
Items not affecting cash
Depreciation and amortization	30,178	27,745	60,701	51,130
Non-cash restructuring charge	35,508	—	35,508	—
Non-cash interest expense	33,927	34,566	57,444	65,117
Foreign exchange (gain) loss	(3,608)	5,115	(5,178)	5,632

	(25,280)	(27,641)	(61,615)	(55,118)

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(604)	1,336	10,034	(8,353)
Decrease (increase) in inventory	(242)	165	(52)	(3)
Decrease (increase) in prepaid expenses	(637)	(1,097)	(519)	972
Increase (decrease) in accounts payable and accrued liabilities	(8,988)	2,050	(30,859)	(4,061)
Increase (decrease) in unearned revenue	(155)	(205)	1,420	(76)

	(10,626)	2,249	(19,976)	(11,521)

Cash used in operating activities	(35,906)	(25,392)	(81,591)	(66,639)

Financing activities
Issuance of shares	—	1,005	—	1,152
Proceeds from long-term debt	41,400	—	41,400	—
Proceeds from monetization of swap agreements	—	—	20,304	—

	41,400	1,005	61,704	1,152

Investing activities
Purchases of property, plant and equipment	(30,090)	(41,484)	(55,224)	(75,532)
Increase in other assets	—	(728)	(31)	(5,799)

	(30,090)	(42,212)	(55,255)	(81,331)

Effect of exchange rate changes on cash held in foreign currencies	(276)	5,133	954	7,262

Decrease in cash and cash equivalents	(24,872)	(61,466)	(74,188)	(139,556)
Cash and cash equivalents — beginning of period	299,904	365,960	349,220	444,050

Cash and cash equivalents — end of period	$275,032	$304,494	$275,032	$304,494

Reconciliation to accounting principles generally accepted in the United States (note 7).
See accompanying notes to these interim consolidated financial statements.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

1	Operations and basis of presentation

The Company markets and sells telecommunication services and related products to businesses and telecommunication providers in Canada over its fibre-optic network. The Company collocates with the incumbents’ facilities, and uses unbundled loops to extend the reach of its network. The Company also sells dark fibre to other telecommunication providers.

The information presented as at March 31, 2002 and for the interim periods ended March 31, 2002 and 2001 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s consolidated financial statements for the years ended September 30, 2001, and 2000, except as outlined in note 2. These financial statements are in accordance with Canadian generally accepted accounting principles which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 7.

These interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended September 30, 2001, 2000 and 1999. The results of operations for the six months ended March 31, 2002 and are not necessarily indicative of the results to be expected for the year ending September 30, 2002.

2	Changes in accounting principles and other recent pronouncements

(a)	Foreign exchange

Effective October 1, 2001, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook (HB) section 1650 “Foreign Currency Translation”. The revised HB section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations have been applied retroactively with the prior period financial statements being restated.

The effect of this change was to decrease the net loss for the three months ended March 31, 2002 by $3 million and to increase the net loss for the three months ended March 31, 2001 by $10 million. For the six months ended March 31, 2002 and March 31, 2001 this change had the effect of increasing net losses by $1 million and $13 million, respectively.

The CICA also issued Accounting Guidelines AcG13, “Hedging Relationships.” The Guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The Guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

(b)	Business combinations

Effective October 1, 2001, the Company adopted the CICA HB section 1581 “Business Combinations,” which is consistent with U.S. pronouncement, SFAS No. 141 “Business Combinations” issued by the Financial Accounting Standards Board (FASB) in July 2001. HB 1581 and SFAS No. 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provide guidance on the initial recognition and measurement of goodwill and other intangible assets acquired after the implementation date. The use of pooling is no longer permitted. The Company accounts for all business combinations under the purchase method. The adoption of HB 1581 and SFAS No. 141 had no effect on the results of its operations.

(c)	Goodwill and other intangible assets

Effective October 1, 2002, the Company will adopt the CICA HB section 3062 “Goodwill and Other Intangible Assets,” which is consistent with U.S. pronouncement, SFAS No 142, “Goodwill and Other Intangibles Assets”, issued by the FASB in July 2001. Under HB 3062 and SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

The Company is currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and has not yet determined the full effect of adoption on its results of operations or financial position. If goodwill had not been amortized in the three months and the six months ended March 31, 2002 and 2001, the reported net loss would in each of these periods have been reduced by $2 million, and $4 million, respectively.

(d)	Stock-based compensation

The CICA has approved HB Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The section also requires enterprises to account for stock appreciation rights (SARs) and similar awards to be settled in cash by measuring, on an ongoing basis, the amount by which the quoted market price exceeds the option price. SARs and similar awards to be settled by equity instruments are measured using the fair value-based method or in a manner similar to the accounting for awards and SARs settled in cash. The new section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees, including the granting of stock options.

The new HB section is effective for fiscal periods beginning on or after January 1, 2002. The Company will adopt the new standard effective October 1, 2002. The Company is currently evaluating the implementation aspects of the new standard.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

3	Significant transactions

(a)	Senior bank draw

In January 2002, the Company drew the remaining $41 million of available credit on its senior bank facility. The bank facility is comprised of a $100 million reducing term loan and a $120 million seven-year revolving term loan. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005, 20% on February 3, 2006 and 55.1% on February 3, 2007. The $120 million revolving term loan is repayable as follows: $12 million in February 2003, $18 million in February 2004 and February 2005, $24 million in February 2006 and the remainder of $48 million in February 2007. The loans are interest bearing at the bankers’ acceptance rate plus a margin of 4.25%, with interest payable quarterly.

(b)	Business restructuring

During the quarter ended March 31, 2002, the Company implemented plans to restructure its operations. The restructuring plan includes the rationalization of the Company’s network to enhance its on-net strategy and the centralization and consolidation of its workforce based on an assessment of current and future market conditions. As a result of this formalized plan, the Company recorded $41 million of estimated restructuring charges during the three months ended March 31, 2002.

The restructuring charge of $41 million is comprised of $8 million for employee severance costs, $12 million in fixed asset write-downs and $21 million on the abandonment of excess network facilities and office space. Employee severance costs are the result of a reduction in workforce by 300 positions across all levels of the Company as at March 31, 2002. During the three months ended March 31, 2002, $7 million of the employee severance costs have been paid. Remaining unpaid restructuring costs of $10 million and $12 million are included in accrued liabilities and other long-term liabilities, respectively, on the consolidated balance sheet as of March 31, 2002.

(c)	Measurement uncertainty

The Company’s policy is to evaluate the recoverability of its property, plant and equipment, prepayments thereon, goodwill and other long-lived assets in light of current market conditions. It is possible that the Company’s estimates supporting the recoverability of the carrying amount of these long-lived assets from future operations will change, which may result in a potential impairment of these long-lived assets.

(d)	Senior debt facilities

Under the terms of the Company’s vendor credit facilities and senior bank credit facility (the “Senior Debt Facilities”), the Company has several ongoing quarterly and annual financial covenants including minimum revenues, minimum earnings before interest, taxes, depreciation and amortization, and maximum senior and total long-term debt to total capitalization ratios. The Company was in compliance with all financial covenants at March 31, 2002. It is uncertain whether the company will be able to meet these covenants over the next twelve months.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

(d)	Senior debt facilities continued

In the event that the Company fails to meet these financial covenants in the future and the Company is not able to obtain an amendment or obtain a waiver, this would constitute an “Event of Default” under the Senior Debt Facilities. In this event, the Company would seek to obtain a waiver to or renegotiate these covenants prior to such “Event of Default” in order to remain in compliance with the Senior Debt Facilities. If the Company was unable to successfully negotiate such a waiver or change to the covenants, the lenders may, among other options, elect to declare all amounts owing by the Company immediately due and payable.

(e)	Contingency

A suit has been filed against the underwriters of the company’s initial public offering and the Company. This class action suit is one of what the Company understands to be over 900 similar suits filed against numerous investment dealers and over 210 issuers in the Federal District Court for the Southern District of New York. These so-called laddering suits allege that the underwriters acted improperly in the way in which they allocated stock to buyers in public offerings and colluded with these buyers in after-market activities.

The Company believes it has a strong defence to this lawsuit and intends to contest it. However, because this lawsuit is at an early state, the Company is unable to provide an evaluation of the ultimate outcome of the litigation.

4	Subsequent event

In April 2002, the Company terminated all its cross currency interest-rate swaps that had been entered into with several financial institutions to convert all of the future U.S. dollar payments on senior discount notes to Canadian dollars at a fixed average exchange rate and interest rate. The Company incurred a $5 million net cost upon termination of the swaps based on their market value at the termination date.

5	Segmented information

The Company is a Canadian national facility based provider of high-speed data, internet, application and voice services comprising a single operating segment. Substantially all of the Company’s assets are located in Canada and revenue is derived from telecommunications services provided in Canada. The Company makes decisions and evaluates financial profitability measured as a single operating segment with revenues from the following services and products:

	Three months ended		Six months ended
	March 31,		March 31,

	2002	2001	2002	2001

Data	$42,539	$37,613	$90,584	$69,677
Voice	13,474	9,831	25,351	17,210
Applications	1,583	1,082	2,988	1,563

	$57,596	$48,526	$118,923	$88,450

During the six month ended March 31, 2002 and 2001, one customer of the Company accounted for approximately 17% and 16% of revenue, respectively.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars, except per share amounts)

6.	Prior period comparative amounts

Certain prior periods’ comparative numbers have been re-classified to conform to the current period’s presentation.

7.	Reconciliation to accounting principles generally accepted in the United States

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, in the case of the Company, conform in all material respects with GAAP in the United States of America, except as outlined below:

a)	Net loss and shareholders’ equity

The following summary sets out the adjustments to the Company’s loss and shareholders’ equity, which would be made to conform to U.S. GAAP:

	Three months ended		Six months ended
	March 31		March 31

	2002	2001	2002	2001

Loss for the period in accordance with Canadian GAAP	$(121,285)	$(95,067)	$(210,090)	$(176,997)
Impact of U.S. accounting principles
Amortization of purchase price adjustment (c)	(396)	(396)	(793)	(792)
Stock-based compensation (d)	(3,513)	(3,779)	(7,182)	(7,546)
Recovery of (provision for) future income taxes	1,717	—	(13,966)	1,449

Net loss in accordance with U.S. GAAP	(123,477)	(99,242)	(232,031)	(183,886)
Unrealized loss on securities (e)	—	(51,528)	—	(62,522)
Unrealized gain (loss) on derivative instruments, net of future income tax for the three months ended of $1,717 (2001 – nil) and for the six months ended of $13,966 (2001 – $1,449) (f)	2,371	33,481	(58,781)	36,862

Comprehensive loss in accordance with U.S. GAAP	$(121,106)	$(117,289)	$(290,812)	$(209,546)

Basic and diluted loss per share in accordance with U.S. GAAP	$(0.89)	$(0.79)	$(1.67)	$(1.47)

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

7.	Reconciliation to accounting principles generally accepted in the United States cont’d.

The reconciliation of shareholders’ equity from Canadian to U.S. GAAP is as follows:

	As at

	March 31,	September 30,
	2002	2001

		(audited)
Shareholders’ equity in accordance with Canadian GAAP	$387,780	$597,865
Purchase price adjustment, net of depreciation and amortization of $2,996 (September 30, 2001 - $2,203) (c)	14,657	15,450
Cumulative stock-based compensation expense (d)	(30,836)	(23,657)
Deferred stock-based compensation expense (d)	(9,416)	(16,991)
Net change in stock options (d)	40,252	40,648
Recovery of future income taxes (c)	2,406	16,373
Cumulative comprehensive income (loss) (f)	(20,738)	36,595

Shareholders’ equity in accordance with U.S. GAAP	$384,105	$666,283

b)	Consolidated balance sheets

The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

	As at

	March 31,	September 30,
	2002	2001

		(audited)
Property, plant and equipment (c)	$1,425,548	$1,422,495
Goodwill and other assets (c)(f)	206,122	293,384
Long-term debt (f)	1,577,095	1,457,130
Share capital (c)	1,154,855	1,154,848
Additional paid-in capital	337	337
Deferred stock-based compensation expense (d)	(9,416)	(16,991)
Stock options outstanding (d)	40,252	40,648
Deficit	(781,185)	(549,154)
Cumulative comprehensive income (loss) (f)	(20,738)	36,595

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars, except per share amounts)

c)	Purchase price adjustment

For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications, based on the fair value of consideration at the date the Company entered into the asset purchase agreement in March 2000. For Canadian GAAP, the purchase price of the assets acquired is based on the fair value on the date the transaction closed in April 2000. Accordingly, property, plant and equipment, goodwill and other assets, and share capital are higher under U.S. GAAP by $3 million, $15 million and $18 million, respectively.

d)	Stock-based compensation

For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” the Company’s loss and loss per share would be as follows:

	Three months ended March	Six months ended March
	31, 2002	31, 2002

Loss in accordance with U.S. GAAP	$(123,477)	$(232,031)
Additional compensation expense	4,464	8,677

Pro forma net loss	$(127,941)	$(240,708)

Pro forma basic and diluted loss per share	$(0.92)	$(1.73)

The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% – 6.41%; (ii) expected volatility of ranging between nil – 157%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 3 – 5 years.

e)	Loss on securities

Under U.S. GAAP, portfolio investments which are considered to be “available for sale” securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company’s long-term investment was recorded at cost.

With the sale of investment in June 2001, the Company realized a loss of $41 million under Canadian GAAP. Under U.S. GAAP, this transaction resulted in the reversal of net unrealized losses previously recorded in other comprehensive income. The concept of comprehensive income/loss does not exist under Canadian GAAP.

GT Group Telecom Inc.
Supplemental Information to Consolidated Financial Statements
Notes to Interim Consolidated Financial Statements

(unaudited)
(thousands of Canadian dollars)

f)	Unrealized gain (loss) on derivative instruments

In June 1998, the FASB issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognise all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivatives instruments as cash flow hedges. Under U.S. GAAP, the Company records these derivative instruments at market value, with the unrealized gains and losses included in other comprehensive income. Under Canadian GAAP, the Company records unrealized gains or losses on these derivative instruments in the statement of operations in the same period, and in an equivalent amount, as the corresponding unrealized foreign currency exchange gains and losses on the long-term debt that has been hedged. A corresponding asset or liability is recorded in the balance sheet for the amount of the derivative instrument that has been recognized.

g)	Other recent accounting pronouncements

(i)	Accounting for asset retirement obligations

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations. The statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the legal or contractual removal obligation is incurred. The statement is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company does not believe that the adoption of SFAS No. 143 will have a material effect on its results of operations and financial position.

(ii)	Accounting for the impairment or disposal of long-lived assets

SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, was issued in October 2001. The statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and applies to recogized long-lived assets of an entity to be held and used or to be disposed of, including capital leases of lessees, long–lived assets of lessors subject to operating leases and long-term prepaid assets. The standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. Long-lived assets classified as held for sale should be measured at the lower of their carrying amount or fair value less cost to sell. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company is currently evaluating the implementation effect of this pronouncement.

GT Group Telecom Inc.
Notes to Interim Consolidated Financial Statements
Consolidated Balance Sheets

(unaudited)
(thousands of Canadian dollars)

	March 31,	December 31,	September 30,	June 30,
	2002	2001	2001	2001

			(audited)
Assets
Current assets
Cash and cash equivalents	$275,032	$299,904	$349,220	$346,121
Accounts receivable	50,266	51,058	53,023	54,039
Sales tax and other receivables	16,113	15,396	20,062	22,142
Prepaid expenses	8,466	8,019	7,849	5,008
Inventory	242	430	620	493

	350,119	374,807	430,774	427,803
Prepayment on property, plant and equipment	132,852	132,852	132,852	132,852
Property, plant and equipment	1,422,456	1,435,355	1,419,319	1,370,607
Goodwill and other assets	212,889	219,315	228,142	243,361

	$2,118,316	$2,162,329	$2,211,087	$2,174,623

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$112,257	$116,626	$133,140	$116,496
Unearned revenue	272	343	175	1,196
Current portion of long-term debt	21,666	20,467	22,295	19,564

	134,195	137,436	155,610	137,256
Long-term unearned revenue	2,482	2,567	1,159	1,152
Other long-term liabilities	11,600	—	—	—
Long-term debt	1,555,429	1,485,571	1,434,835	1,360,799
Deferred gain on hedging instruments	26,830	27,693	21,618	—

	1,730,536	1,653,267	1,613,222	1,499,207

Shareholders’ Equity
Share capital and other equity items	1,133,633	1,133,630	1,133,628	1,132,041
Deficit	(745,853)	(624,568)	(535,763)	(456,625)

	387,780	509,062	597,865	675,416

	$2,118,316	$2,162,329	$2,211,087	$2,174,623

GT Group Telecom Inc.
Supplemental Information to Consolidated Financial Statements
Consolidated Statements of Operations and Deficit

(unaudited)
(thousands of Canadian dollars, except per share amounts)

	For the three months ended,
	March 31,	December 31,	September 30,	June 30,
	2002	2001	2001	2001

Revenue	$57,596	$61,327	$62,264	$58,409
Cost of sales and services	30,481	33,260	34,394	33,611

	27,115	28,067	27,870	24,798
Selling, general and administrative expenses	37,888	45,203	45,235	45,616

	(10,773)	(17,136)	(17,365)	(20,818)
Depreciation and amortization	30,178	30,523	28,983	29,700
Interest and financing charges	37,811	40,066	30,668	34,331
Restructuring charge	41,043	—	—	—
Loss on sale of long term investment	—	—	—	40,965

Loss before income taxes	(119,805)	(87,725)	(77,016)	(125,814)
Provision for income taxes	1,480	1,080	2,122	1,080

Loss for the period	(121,285)	(88,805)	(79,138)	(126,894)
Deficit — beginning of period	(624,568)	(535,763)	(456,625)	(329,731)

Deficit — end of period	$(745,853)	$(624,568)	$(535,763)	$(456,625)

Basic and diluted loss per share	$(0.87)	$(0.64)	$(0.57)	$(0.97)

Weighted average number of common shares outstanding (in thousands)	138,851	138,848	138,735	130,910

This discussion and analysis is based on results recorded in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Interim Consolidated Financial Statements for the six months ended March 31, 2002 and 2001, and the Consolidated Financial Statements and management’s discussion and analysis for the year ended September 30, 2001, included in Group Telecom’s 2001 Annual Report. All figures are presented in Canadian dollars.

Forward-looking statements

This discussion and analysis explains the financial condition of GT Group Telecom Inc’s (Group Telecom) as at March 31, 2002, compared with the financial condition as at September 30, 2001, and the results of operations for the quarter ended March 31, 2002 compared with the quarter ended March 31, 2001, and is intended to assist shareholders and other readers to understand our business and the key factors underlying our financial results. Certain sections of this discussion and the Interim Consolidated Financial Statements contain forward-looking statements with respect to Group Telecom. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward-looking statements. More detailed information regarding these factors and other risks are summarized in our filings with the securities commissions, within the section entitled “Risk Factors”, in our Annual Report on Form 20-F for the fiscal year ended September 30, 2001.

Overview

Group Telecom is Canada’s largest independent, facilities-based telecommunications company, providing competitive high-speed data, Internet, application and voice services to over 15,400 customers. We provide business telecommunication services in 17 major markets over our fibre-optic network, which spans approximately 454,000 fibre kilometres.

A key element of our strategy is to own and control the network. This enables us to control the services and provide end to end connectivity to our customers, in order to provide a high degree of network reliability and earn higher profit margins.

Revenue grew by 19% in the current quarter, to $58 million, over the comparable quarter in the prior year and by 34% over the comparable period in the prior year. This growth was driven by the continued sale of high-margin on-net services.

Overall gross margin percentage increased by 8 percentage points in the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001 and by 9 percentage points for the six months ended March 31, 2002 compared to the six months ended March 31, 2001. This growth is the result of a focus on selling on-net services and continued cost savings realized through network optimization initiatives.

Selling, general and administrative expenses continued to decrease as a percentage of revenue by 24 percentage points in the quarter ended March 31, 2002 compared to the quarter ended March 31, 2001 and by 27 percentage points for the six months ended March 31, 2002 compared to the six months ended March 31, 2001. This improvement was achieved through a headcount reduction during the quarter, effective budgetary controls over discretionary expenses and the economies of scale attributable to greater revenues.

Earnings before interest, taxes, depreciation and amortization (EBITDA) loss for the quarter ended March 31, 2002 improved by $14 million to a negative $11 million compared to a negative $25 million for the comparable quarter in the prior year. Correspondingly the EBITDA loss improved by $24 million to a negative $28 million for the six months ended March 31,2002 compared to a negative $52 million for the comparable period in the prior year.

In February 2002, Group Telecom implemented plans to restructure its operations that involved rationalization of its network to enhance its on-net strategy and a centralization and consolidation of its workforce. As a result, a restructuring charge of $41 million was recorded during the three months ended March 31, 2002. In March 2002, the Company announced the formation of a special committee of independent directors and the engagement of Morgan Stanley & Co. Incorporated to pursue possible capital structure enhancements.

As at March 31, 2002, Group Telecom had approximately $514 million in liquidity, which includes $275 million in cash and cash equivalents and was in compliance with all of its debt covenants.

Results of operations

KEY FINANCIAL DATA

	Three months ended		Six months ended
	March 31,		March 31,
	2002	2001	2002	2001

	(thousands of Canadian dollars, except for per share amounts)
Revenue
Data	$42,539	$37,613	$90,584	$69,677
Voice	13,474	9,831	25,351	17,210
Applications	1,583	1,082	2,988	1,563

	57,596	48,526	118,923	88,450
Cost of sales and services	30,481	29,653	63,741	55,079

Gross margin	27,115	18,873	55,182	33,371
Gross margin %	47%	39%	46%	38%
Selling, general and administrative expenses	37,888	43,676	83,091	85,456

EBITDA	(10,773)	(24,803)	(27,909)	(52,085)
Depreciation and amortization	30,178	27,745	60,701	51,130
Interest and financing charges	37,811	41,664	77,877	71,853
Restructuring charge	41,043	—	41,043	—

Loss before income taxes	(119,805)	(94,212)	(207,530)	(175,068)
Provision for income taxes	1,480	855	2,560	1,929

Loss for the period	$(121,285)	$(95,067)	$(210,090)	$(176,997)

Weighted average number of common shares outstanding (in thousands)	138,851	124,965	138,850	124,923
Basic and diluted loss per share	$(0.87)	$(0.76)	$(1.51)	$(1.42)

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Revenue

Total revenues increased by 19%, from $49 million for the three months ended March 31, 2001 to $58 million for the three months ended March 31, 2002 and by 34%, from $88 million for the six months ended March 31, 2001 to $119 million for the six months ended March 31, 2002. This increase was driven by continued growth in all product categories, led by growth in data and voice services. During the six month period ended March 31, 2002, Group Telecom continued to pursue sales of dark fibre and believes that it may complete certain of these sales in the latter half of 2002.

Data ports installed grew from 8,551 as at March 31, 2001, to 10,285 as at March 31, 2002. Voice access lines provisioned grew from 62,633 as at March 31, 2001, to 103,450 as at March 31, 2002. The growth in these services has led to the increase in revenue.

On a sequential quarter to quarter basis, the Company has experienced a $4 million decline in revenue as carrier customers continued to groom their networks and commercial customers reduced their telecom expenditure levels. With the current recovery in the economy, Group Telecom expects its revenue across all products and service lines will grow as corporate demand grows over the latter half of the year. Group Telecom has won the business of several new customers during the quarter in the large enterprise sector including a five year $25 million agreement with CANARIE (Canadian Network for the Advancement of Research, Industry and Education).

Cost of sales and services

Total cost of sales and services remained consistent at $30 million for the three months ended March 31, 2002 while gross margin increased from $19 million or 39% of revenue for the three months ended March 31, 2001 to $27 million or 47% of revenue for the three months ended March 31, 2002. For the six months ended March 31, 2002 cost of sales and services increased to $64 million from $55 million for the same period in the prior year while gross margin increased from $33 million or 38% of revenue for the six months ended March 31, 2001 to $55 million or 46% of gross revenue for the six months ended March 31, 2002. Group Telecom improved gross margin by obtaining cost savings from the elimination of leased facilities, reducing long distance toll costs and a reduction in the Canadian Radio-television and Telecommunications Commission contribution rate from 4.6% to 1.4%.

Selling, general and administrative expenses

Total selling, general and administrative expenses (SG&A) amounted to $38 million for the current quarter compared to $44 million for the comparable quarter in the prior year, representing a decrease of 13%. During the six month period ended March 31, 2002, these costs decreased by 3% to $83 million compared to $85 million for the same period in the prior year.

SG&A expenses as a percentage of revenues decreased from 90% for the three months ended March 31, 2001, to 66% for the three months ended March 31, 2002 and from 97% for the six months ended March 31 2001 to 70% for the six months ended March 31, 2002. These reductions were achieved through a headcount reduction during the quarter, effective budgetary controls over discretionary expenses and the economies of scale attributable to greater revenues. As a result of the internal restructuring, the net employee base decreased to 1,062 at March 31, 2002 from 1,255 at December 31, 2001.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended March 31, 2002 improved by $14 million to a negative $11 million compared with a negative $25 million for quarter ended March 31, 2001. Correspondingly, EBITDA for the six months ended March 31, 2002 improved by $24 million to a negative $28 million compared with a negative $52 million for six months ended March 31, 2001.

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EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding Group Telecom’s operating results. Compared to Group Telecom’s loss for the period determined in accordance with generally accepted accounting procedures, EBITDA excludes depreciation and amortization, interest and financing charges and provision for income taxes. EBITDA is not intended to represent results of Group Telecom’s operations or its cash flow results in accordance with generally accepted accounting principles.

Depreciation and amortization

Depreciation and amortization expense increased by $2 million or 9% during the current quarter to $30 million for the three months ended March 31, 2002, compared to $28 million for the three months ended March 31, 2001. For the six months ended March 31, 2002 depreciation and amortization expense increased by $10 million or 19% over the same period in the prior year. Additions to property, plant and equipment in connection with the deployment of the network resulted in this increase.

Interest and financing charges

Interest and financing charges were $38 million for the three months ended March 31, 2002, compared to $42 million for the three months ended March 31, 2001 and were $78 million for the six months ended March 31, 2002 compared to $72 million for the same period in the prior year. Fluctuations in net interest and financing charges were driven in part by foreign exchange gains or losses and off-set by increases in interest and financing expenses, due to interest incurred on the high yield debt and additional draw-downs of vendor financing and senior bank debt.

Restructuring charge

Commencing in February, 2002 Group Telecom implemented a plan to restructure its operations that involved rationalization of the network to enhance its on-net strategy and, a centralization and a reduction of its of its workforce by approximately 350 people. As a result, Group Telecom recorded a restructuring charge of $41 million during the three months ended March 31, 2002 of which $29 million is expected to be paid in cash.

The restructuring charge of $41 million is comprised of $8 million for employee severance costs, $12 million in fixed asset write downs and $21 million for the abandonment of excess network facilities and office space. As at March 31, 2002, cash payments of $7 million had been made. Of the remaining unpaid restructuring costs, $10 million will be paid over the next twelve months with $12 million being paid over the next 6 years.

Provision for income taxes

Group Telecom has not generated any taxable income to date and therefore has not accrued any income tax expense. A provision for large corporations’ tax in the amount of $1 million was recorded in the quarter ended March 31, 2002.

Net loss

The net loss for the three months ended March 31, 2002 was $121 million, after accounting for the restructuring charge of $41 million, or $0.87 per share compared to $95 million or $0.76 per share for the three months ended March 31, 2001. The net loss for the six months ended March 31, 2002 was $210 million or $1.51 per share compared to $177 million or $1.42 per share for the six months ended March 31, 2001.

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Liquidity and capital resources

Liquidity

The Company’s cash and cash equivalents decreased during the six months ended March 31, 2002 by $74 million, due to operating requirements of $82 million and capital purchases of $55 million, off-set by a $41 million draw of its remaining available credit on its senior bank facility and by proceeds of $20 million upon the monetization of swap arrangements. Cash used in operations activities during the six months ended March 31, 2002 was $82 million compared with $67 million in the comparable period in the prior year primarily due to a $25 million decrease in accounts payable and accrued liabilities.

In November 2001, the Company monetized or unwound certain of its cross currency interest-rate swaps and received cash proceeds of $20 million and entered into new cross currency interest-rate swaps to maintain its fully hedged position on the U.S. foreign exchange rate and interest rate exposure on its senior discount notes.

In January 2002, the Company drew the $41 million representing the undrawn portion of its $120 million revolving term loan facility. The facility bears interest at banker’s acceptance rates plus a margin of 4.25% and is repayable in tranches commencing in February 2003 and ending in February 2007.

As at March 31, 2002, the Company had approximately $514 million in funding available, consisting of $275 million of cash and cash equivalents and $239 million in available vendor financing facilities.

In April 2002, the Company terminated all its cross currency interest-rate swaps that had been entered into with several financial institutions to convert all of the future U.S. dollar payments on senior discount notes to Canadian dollars at a fixed average exchange and interest rate. As a result, a net cost of $5 million was incurred on the termination of the swaps based on their market value at the termination date. As a result, the Company will record foreign exchange gains or losses on its U.S. dollar denominated debt as the exchange rates changes.

Financial Covenants

Under the terms of the Company’s vendor credit facilities and senior bank credit facility (the “Senior Debt Facilities”), the Company has several ongoing quarterly and annual financial covenants including minimum revenues, minimum EBITDA, and maximum senior and total long-term debt to total capitalization ratios. The Company was in compliance with all financial covenants at March 31, 2002. It is uncertain whether the Company will be able to meet these covenants over the next twelve months.

In the event that the Company fails to meet these financial covenants in the future and the Company is not able to obtain an amendment or obtain a waiver, this would constitute an “Event of Default” under the Senior Debt Facilities. In this event, management would seek to obtain a waiver to or renegotiate these covenants prior to such “Event of Default” in order to remain in compliance with the Senior Debt Facilities. If management was unable to successfully negotiate such a waiver or change to the covenants, the lenders may, among other options, elect to declare all amounts owing by the Company immediately due and payable.

Capital resources

Cash expenditures on property, plant and equipment during the six months ended March 31, 2002 were $55 million compared to $76 million for the comparable period in the prior year.

As at March 31, 2002, Group Telecom network’s totalled 454,125 fibre-kilometres across Canada and into the United States. On-net buildings increased from 1837 as at March 31, 2001 to 2,402 as at March 31, 2002.

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As at March 31, 2002, the Company evaluated the recoverability of its property, plant and equipment, prepayments thereon, goodwill and other long-lived assets. Based on current management estimates of the future cash flows expected from use of these assets and their eventual disposition, no impairment was identified. It is possible that the Company’s estimates supporting the recoverability of the carrying amount of these long-lived assets from future operations will change, which may result in a potential impairment of these long-lived assets.

Credit rating

In February 2002, Moody’s Investors Service adjusted the Company’s Senior Implied rating to Caa2 and its Senior Unsecured Debt rating to Ca.

Changes in accounting principles and other recent pronouncements

(a)	Foreign exchange

Effective October 1, 2001, the Company adopted the revised recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook (HB) section 1650 “Foreign Currency Translation”. The revised handbook section requires the immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life as opposed to unrealized gains and losses being deferred and amortized over the remaining term of the long-term monetary items. The revised recommendations have been applied retroactively with the prior period’s financial statements being restated. The effect of this change was to decrease the net loss for the three months ended March 31, 2002 by $3 million and to increase the net loss for the three months ended March 31, 2001 by $10 million. For the six months ended March 31, 2002 and March 31, 2001 this change had the effect of increasing net losses by $1 million and $13 million, respectively.

The CICA also issued Accounting Guidelines AcG13, “Hedging Relationships.” The Guideline addresses the identification, designation, documentation and effectiveness of hedging relationships. It establishes conditions for applying hedge accounting. The Guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

(b)	Goodwill and other intangible assets

Effective October 1, 2002, the Company will adopt the CICA HB section 3062 “Goodwill and Other Intangible Assets,” which is consistent with U.S. pronouncement, SFAS No 142, “Goodwill and Other Intangibles Assets”, issued by the FASB in July 2001. Under HB 3062 and SFAS No. 142, which can only be applied prospectively, goodwill and indefinite-life intangible assets are not amortized, but are tested for impairment annually or more frequently as required. Intangible assets that do have definite lives will continue to be amortized over their useful lives and reviewed for impairment in accordance with HB 3062 and SFAS No. 142. An impairment loss is recognized when the fair value of goodwill or intangibles is less than the carrying amount of those items.

The Company is currently evaluating the impact of the adoption of HB 3062 and SFAS No. 142 and has not yet determined the full effect of adoption on its results of operations or our financial position. If goodwill had not been amortized in the three months and the six months ended March 31, 2002 and 2001, the reported net loss would in each of these periods have been reduced by $2 million, and $4 million, respectively.

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(c)	Stock-based compensation

The CICA has approved HB Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The new section also encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees, including the granting of stock options.

The Company will adopt the new standard effective October 1, 2002. The Company is currently evaluating the implementation aspects of the new standard.

Risks and uncertainties

The funding of Group Telecom’s current business plan is dependent upon Group Telecom meeting budgeted targets and effectively managing cash resources. If the Company is unable to execute its business plan to achieve these objectives because of controllable or non-controllable factors, it may fully utilize current funding arrangements and may require additional financing to meet its obligations.

The telecommunications industry is capital intensive and subject to rapid and significant changes in technology the effect of which, on Group Telecom’s business, cannot be predicted. Group Telecom’s future success will depend, in part, on its ability to anticipate or adapt to such changes. The Company believes that its existing cash resources and financing will provide adequate funding to further expand its network. There can be no assurance that the amount of funds actually required for this expansion will not exceed its currently anticipated expenditures.

If additional funding is required, there can be no assurance, that market conditions or the terms of its existing or future indebtedness will permit Group Telecom to raise sufficient additional capital or enter other financing arrangements to meet its needs when required or on terms acceptable to its. If its vendors fail to deliver appropriate new technology, the Company may lose customers and market share, which could harm its business and operating results.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GT Group Telecom Inc. (Registrant)

Date: May 10, 2002	By	/S/ Stephen H. Shoemaker Stephen H. Shoemaker Executive Vice-President And Chief Financial Officer